BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Prospect Capital Corporation
Prospect Capital Management L.P.
Prospect Yield Corporation, LLC
Amended and Restated Application for an Order pursuant to
Section 12(d)(1)(J) and Section 60 of the Investment Company Act of 1940
granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, pursuant to Section 17(b) and Section 57(c) of the Investment Company Act of 1940
granting an exemption from Section 17(a) and Section 57(a) thereof, and pursuant to
Section 17(d) and Section 57(i) of the Investment Company Act of 1940 and
Rule 17d-1 thereunder approving certain joint transactions
File No. 812-15107
Please send all communications to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Copies to:
Sean Dailey
Russell Wininger
Prospect Administration LLC
10 East 40th Street, 42nd Floor
New York, New York 10016
Page 1 of 22 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on August 7, 2020

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

:

In the Matter of: PROSPECT CAPITAL CORPORATION PROSPECT CAPITAL MANAGEMENT L.P. PROSPECT YIELD CORPORATION, LLC 10 East 40th Street, 42nd Floor New York, New York 10016	: : : : : : : : : : :
Amended and Restated Application for an Order pursuant to Section 12(d)(1)(J) and Section 60 of the Investment Company Act of 1940 granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, pursuant to Section 17(b) and Section 57(c) of the Investment Company Act of 1940 granting an exemption from Section 17(a) and Section 57(a) thereof, and pursuant to Section 17(d) and Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 thereunder approving certain joint transactions.

File No. 812-15107	:
:
Prospect Capital Corporation (the “Company”), Prospect Yield Corporation, LLC (“PYLD,” and together with the Company, the “Funds”) and Prospect Capital Management L.P. (the “Adviser” and together with the Funds, the “Applicants”) hereby submit this amended and restated application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 12(d)(1)(J) and Section 60 of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, (ii) pursuant to Section 17(b) and Section 57(c) of the 1940 Act, granting an exemption from Section 17(a) and Section 57(a) thereof, and (iii) pursuant to Section 17(d) and Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of a segment of the Company’s assets (which is anticipated to consist of collateralized loan obligations (“CLOs”)) having a fair value of at least $100 million to PYLD, a Delaware limited liability company organized on September 30, 2014 and wholly owned by the Company,1 and (b) the subsequent distribution by the Company of all of the shares of common stock, par value $0.001, of PYLD (“PYLD Common Shares”) as a dividend to holders of shares of common stock, par value $0.001, of the Company (“Company Common Shares”). The contribution of such Company assets to PYLD and the subsequent distribution of PYLD Common Shares to holders of Company Common Shares are together referred to herein as the “Transaction.”
I.	Description of Applicants
The Company is a Maryland corporation organized as a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.  The Company was organized on April 13, 2004 and was funded in a public offering completed on July 27, 2004.  As of December 31, 2019, the Company had net assets of approximately $3.2 billion.  As a BDC, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”).  The Company makes available significant managerial assistance to those portfolio companies in which it invests to which the Company is required to provide such assistance.
The Company’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. The Company invests primarily in senior and subordinated debt and equity of private companies in need of capital for acquisitions, divestitures, growth, development, recapitalizations and other

[1]	Immediately prior to the distribution described in the following item (b), PYLD will be converted into a Maryland corporation.

purposes. The Company works with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.
The Company currently has nine strategies that guide its origination of investment opportunities: (1) lending to companies controlled by private equity sponsors, (2) lending to companies not controlled by private equity sponsors, (3) purchasing controlling equity positions and lending to operating companies, (4) purchasing controlling equity positions and lending to financial services companies, (5) purchasing controlling equity positions and lending to real estate companies, (6) purchasing controlling equity positions and lending to aircraft leasing companies, (7) investing in structured credit, (8) investing in syndicated debt and (9) investing in consumer and small business loans and asset-backed securitizations. The Company also invests in other strategies and opportunities from time to time that it views as attractive. The Company continues to evaluate other origination strategies in the ordinary course of business with no specific top-down allocation to any single origination strategy.
The Company currently has a five member board of directors (the “Board”), of whom two are considered to be “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act and three are not “interested persons.”  Mr. John F. Barry III is the Company’s Chairman and Chief Executive Officer, Mr. M. Grier Eliasek is the Company’s President and Chief Operating Officer, and Ms. Kristin L. Van Dask is the Company’s Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary.  The Company trades on the NASDAQ Global Select Market under the symbol “PSEC.”
As of April 17, 2020, none of the directors or officers of the Company beneficially owned, individually, in excess of 1% of the Company Common Shares, except that John F. Barry III owned 25.4% of the Company’s outstanding Common Shares as of April 17, 2020. This amount includes 93,139,568 Company Common Shares held by him directly and through the John and Daria Barry Foundation as of April 17, 2020 and 194,675 Company Common Shares held by him indirectly over which he has shared voting and dispositive power as of April 17, 2020. Additionally, as of April 17, 2020, M. Grier Eliasek owned 1,352,196 Company Common Shares, William J. Gremp owned 30,762 Company Common Shares, Eugene S. Stark owned 43,500 Company Common Shares and Kristin Van Dask owned 41,250 Company Common Shares. As of April 17, 2020, the directors and officers of the Company as a group beneficially owned approximately 25.8% of its outstanding Common Shares. Other than as stated above, the Adviser and its affiliates do not own any of the Company Common Shares.
PYLD is an externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act and that is a wholly-owned subsidiary of the Company.  It is intended that PYLD will be managed by the Adviser, which will oversee the management of PYLD’s activities and will be responsible for making investment decisions for PYLD’s portfolio. PYLD intends to elect to be treated for federal income tax purposes as a regulated investment company (”RIC”) under the Code.
PYLD’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PYLD intends to seek to achieve its investment objective by investing, under normal circumstances, primarily in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated (collectively, “Senior Secured Loans”), with an emphasis on current income. PYLD’s investments may take the form of purchasing Senior Secured Loans (either in the primary or secondary markets) or investments in entities that in turn own a pool of Senior Secured Loans. PYLD may invest in Senior Secured Loans directly or in any security issued by a CLO to implement its investment objective but expects to invest primarily by directly purchasing (either in the primary or secondary markets) the equity and junior debt tranches of CLOs. Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is broadly assorted across different Senior Secured Loans, borrowers, and industries, with limitations on non-U.S. borrowers.
PYLD’s initial portfolio upon completion of the proposed Transaction will consist primarily of investments in the equity class of CLOs (the “Subordinated Structured Notes”) contributed to it by the Company. The fair value of the portion of the Company’s Subordinated Structured Notes portfolio contributed to PYLD as part of the Transaction will be at least $100 million.

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Company and will serve as investment adviser to PYLD.
II.	The Transaction
On September 30, 2014 the Company formed PYLD as a wholly-owned subsidiary and Delaware limited liability company. PYLD will convert to a Maryland corporation prior to completion of the proposed Transaction.
The Board determined that more concentrated exposure to CLOs in a separate vehicle could provide attractive opportunities for current income and long-term capital appreciation. The Board determined that the Transaction will provide the Company's common shareholders with a new closed-end fund that is able to invest a significantly greater percentage of its assets in CLOs than the Company currently can in order to take advantage of these potential opportunities. The Board also determined that, in light of the Company’s status as a BDC, and the requirements under Section 55(a) of the 1940 Act, the Company is not optimally designed to take full advantage of the opportunities presented by CLO investments in order to seek enhanced returns for the Company’s investors.
To enable the Company’s common shareholders to participate more directly and meaningfully in these opportunities, the Board of the Company has approved, subject to the issuance of the exemptive relief sought hereby and subsequent shareholder approval, the contribution of at least $100 million in aggregate fair value of the Company’s Subordinated Structured Notes portfolio to PYLD in exchange for PYLD Common Shares.  Although the final amount of the contribution will not be determined until approximately the time the Transaction is to be executed to take into account then current market conditions, the Board currently anticipates that less than all of the Company’s Subordinated Structured Notes will be contributed to PYLD. The Board will select the Subordinated Structured Notes to be contributed to PYLD based on its business judgement in light of its fiduciary duties to the Company and its stockholders. All the PYLD Common Shares will then be distributed by the Company as a dividend to holders of Company Common Shares. The Company’s Subordinated Structured Notes will be transferred to PYLD from the Company through a series of periodic contributions between the date of shareholder approval of the Transaction and the distribution of PYLD Common Shares to holders of Company Common Shares. Only whole PYLD Common Shares will be issued and distributed based on whole Company Common Shares owned on the record date for the distribution. To arrive at an estimated price per PYLD Common Share, the value of the assets to be contributed to PYLD by the Company will be divided by the number of Company Common Shares issued and outstanding as of the record date for the distribution. This gives an approximate value per share of the Company to be distributed (in PYLD Common Shares) to holders of Company Common Shares. Utilizing the foregoing methodology, the exact price per PYLD Common Share will be determined by the Board of PYLD or a duly appointed committee of the Board immediately prior to the Transaction.
No fractional PYLD Common Shares are expected to be issued as part of the Transaction. The Company expects that the fractional shares to which holders of Company Common Shares would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at the then prevailing prices on behalf of such holders, and that such holders will receive instead a cash payment in the amount of their pro rata share of the total sales net proceeds. The Company expects that such shares may be sold by the distribution agent at a discount or a premium to net asset value; therefore, the Company expects that a shareholder may receive less or more than the net asset value for any such fractional shares.
Shareholder approval of the Transaction will be sought at a special or annual meeting of holders of Company Common Shares. Shareholders of the Company will not vote unless and until the Commission issues an order granting the requested relief.
The Company’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments, whereas the investment objective of PYLD is to generate current income and, as a secondary objective, long-term capital appreciation.  The Company focuses on making investments primarily in private companies. The Company invests primarily in first and second lien secured loans and unsecured debt, which in some cases includes an equity component. First and second lien secured loans generally are senior debt instruments that rank ahead of unsecured debt of a given portfolio company. These loans also have the benefit of security interests in the assets of the portfolio company, which may rank ahead of or be junior to other security interests. The Company also invests in debt and equity positions of CLOs which are a form of securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches. The Company’s CLO investments are derived from portfolios of corporate senior loans which are generally risk rated from BB to B. The Company’s equity investments in CLOs are subordinated to senior tranches and are generally unsecured. The Company’s investments have generally ranged between $5 million and $250 million each, although the investment sizes may be more or less than this range.
PYLD intends to seek to achieve its investment objective primarily by purchasing (either in the primary or secondary markets) the equity and junior debt tranches of CLOs, though PYLD will be permitted to purchase any security issued by a CLO. PYLD’s investments may also take the form of direct investments in Senior Secured Loans (either in the primary or secondary markets) or in investments in entities that in turn own a pool of Senior Secured Loans.  PYLD may in the future also invest in loan accumulation facilities, which acquire Senior Secured Loans on an interim basis that are expected to form part of a CLO.  Unlike the Company, PYLD will not elect to be treated as a BDC and will therefore not be subject to the requirements applicable to BDCs, such as the requirement of investing at least 70% of its total assets in permissible assets under Section 55(a) of the 1940 Act and the requirement to offer significant managerial experience to portfolio companies. PYLD will therefore have more flexibility to pursue the opportunities offered by CLO investments. Under normal circumstances, PYLD will invest primarily in Senior Secured Loans or in investments in entities that in turn own a pool of Senior Secured Loans, with an emphasis on current income. As a result, PYLD over time may be expected to experience different investment results from the Company.
As noted above, PYLD is registered under the 1940 Act as a non-diversified, closed-end investment company, and the Adviser will serve as investment adviser to PYLD. Application will be made to list the PYLD Common Shares for trading on a national securities exchange.
The Adviser will earn a fee for its services under the investment advisory agreement between PYLD and the Adviser (the “Investment Advisory Agreement”) consisting of two components: a base management fee and an incentive fee.  The base management fee is calculated at an annual rate of 2.0% of PYLD’s total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The base management fee for any partial month or quarter will be appropriately prorated.
The subordinated incentive fee on income will be calculated and payable quarterly in arrears based upon PYLD’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of PYLD’s net assets at the end of the immediately preceding calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature. For purposes of this fee “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that PYLD receives) accrued during the calendar quarter, minus PYLD’s operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and an administration agreement with Prospect Administration, LLC, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that PYLD has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:
•
No incentive fee is payable to the Adviser in any calendar quarter in which PYLD’s pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.75% (7.00% annualized), or the fixed preferred return.

•
100% of PYLD’s pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate) is payable to the Adviser. We refer to this portion of PYLD’s pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 2.1875%) as the

“catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 20.0% on all of PYLD’s pre-incentive fee net investment income when PYLD’s pre-incentive fee net investment income reaches 2.1875% in any calendar quarter.
•
20.0% of the amount of PYLD’s pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate) is payable to the Adviser once the fixed preferred return is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to the Adviser).

Unlike the investment advisory agreement between PCM and the Company, the Investment Advisory Agreement between PYLD and the Adviser does not provide any incentive fee on capital gains, making the Investment Advisory Agreement for PYLD more favorable for shareholders than the investment advisory agreement of the Company. Additionally, the Transaction will not be deemed a realization event with respect to the incentive fees payable under the Company’s investment advisory agreement.
The Board, including all of its directors who are not “interested persons” of the Company (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Directors”), concluded that the Transaction will result in the following benefits to Company shareholders:
1.          The holders of Company Common Shares will receive shares of an investment company with a different risk-return profile from the Company, thereby providing the holders of Company Common Shares with the following alternatives to more closely align their investment portfolio with their desired exposure to different types of debt and equity investments: (a) retaining their shares in both the Company and PYLD; (b) selling their PYLD Common Shares and retaining their Company Common Shares; or (c) selling their Company Common Shares and retaining their PYLD Common Shares. Analysts often cite that “pure play” investments are simpler and easier for investors to understand and evaluate. If a shareholder sells either of his or her Company Common Shares or PYLD Common Shares, the shareholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the shareholder.
2.          PYLD Common Shares will be issued at a lower transaction cost to investors than is typically the case for a newly-organized closed-end fund since there will be no underwriting discounts or commissions, or other investment banking fees. The Transaction will not result in an increase in the aggregate net assets of the Company and PYLD.
3.          PYLD would afford holders of Company Common Shares the opportunity to seek more focused income opportunities presented by exposure to CLOs. Because PYLD will not elect to be treated as a BDC, PYLD will not be constrained by the requirements that it invest at least 70% of its total assets in eligible assets pursuant to Section 55(a) of the 1940 Act, and PYLD will therefore be able to offer greater exposure to CLOs and their benefits. Under normal circumstances, PYLD intends to invest primarily in Senior Secured Loans or in investments in entities that in turn own a pool of Senior Secured Loans, with an emphasis on current income.
4.          The Transaction would increase the Company’s capacity to evaluate and invest in new non-eligible assets pursuant to Section 55(a) under the 1940 Act and enhance its ability to make incremental investments that may be beneficial to holders of Company Common Shares.
5.          The Board believes that by allowing PYLD to focus its investments in an asset class that provides attractive current income, holders of Company Common Shares will realize an immediate benefit for their portion of that incremental value. The Board believes the Transaction could lead to increased awareness of the strength of the Company’s portfolio and increased market valuation of Company Common Shares and PYLD Common Shares. Based upon historical and current relative trading values in the secondary markets for the Company and funds comparable to PYLD, the Board believes that as a result of the Transaction, PYLD may trade at a percentage of net asset value (“NAV”) per share higher than the Company. For example, Eagle Point Credit Company, Inc. traded at a discount to NAV of 14.1% to a premium of 44.2% for the twelve months ended December 31, 2019 (with the median being a premium of 27.4%), and Oxford Lane Capital Corp. traded at a discount to NAV of 2.3% to a premium of 44.7% for the twelve months ended December 31, 2019 (with the median being a premium of 25.3%).

The Board also believes that the Transaction could help increase transparency for Company stockholders, future creditors and rating agencies regarding the Company’s growth profile, operating performance, assets and profitability.
Despite recent credit deterioration and volatility in the CLO market, the Board continues to believe that the Transaction will result in the benefits to Company shareholders described above and has determined that the Transaction continues to be in the best interests of the Company and its shareholders.
The costs of organizing PYLD and effecting the distribution of PYLD Common Shares to holders of Company Common Shares, including the fees and expenses of counsel and accountants, printing, soliciting shareholders, listing and registration fees, and the costs of this application will be borne by the Company. In addition, PYLD will incur operating expenses on an ongoing basis, including legal, auditing, transfer agency and custodian expenses that, when aggregated with the fees payable by the Company for similar services after the distribution, will likely exceed the fees and expenses currently payable by the Company for those services. It is not expected that the Transaction will have a significant effect on such annual administrative operating expenses of the Company as a percentage of its net assets.
The distribution of PYLD Common Shares to holders of Company Common Shares will not qualify for tax-free treatment. The Company will generally be required to recognize any gain, but will not be permitted to recognize any loss, upon distribution of PYLD Common Shares in the Transaction. An amount equal to the fair market value of the PYLD Common Shares received by holders of Company Common Shares in the Transaction as of the distribution date (plus any cash in lieu of fractional shares) will be treated as a taxable dividend to the extent the holder’s share of the current or accumulated earnings and profits of the Company. The excess will be treated as a non-taxable return of capital to the extent of the holder’s tax basis in its Company Common Shares, and any remaining excess will be treated as capital gain. However, as a RIC, the Company distributes to its stockholders all or substantially all of its earnings and profits each year, and the Company does not expect to recognize material income or gains that increase its earnings and profits upon the Transaction. Consequently, for holders with sufficient tax basis in their Company Common Shares and that hold their Company Common Shares for the entire taxable year of the Company in which the Transaction occurs, the net effect of the Transaction is that it is generally expected to result in a return of capital to such holders.  The actual tax impact of the Transaction on any particular shareholder will depend on the particular circumstances and the facts at that time.
The Board, including all of the Independent Directors, has considered the foregoing tax consequences of the Transaction and believes that the benefits of the Transaction outlined above outweigh any adverse tax consequences to the Company and holders of Company Common Shares, particularly because such adverse tax consequences are expected to be minimal.  In addition, the Board, including all of the Independent Directors, concluded that it is appropriate for the Company to bear the costs of the Transaction outlined above inasmuch as the benefits of the Transaction outlined above will be for the benefit of holders of Company Common Shares and because absorption of such expenses by the Company will eliminate any deficit in the net asset value of PYLD Common Shares in comparison to the amount of the distribution, which may support the pricing of PYLD Common Shares in trading.
III.	Relief Requested
Applicants hereby request an order (i) pursuant to Section 12(d)(1)(J) and Section 60 of the 1940 Act granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) of the 1940 Act, (ii) pursuant to Section 17(b) and Section 57(c) of the 1940 Act granting an exemption from Section 17(a) and Section 57(i) of the 1940 Act, and (iii) pursuant to Section 17(d) and Section 57(a) of the 1940 Act and Rule 17d-1 thereunder approving certain joint transactions.
A.	Section 12(d)(1)(A) and Section 12(d)(1)(C), as made applicable by Section 60
Section 12(d)(1)(A) of the 1940 Act, made applicable to BDCs by Section 60 of the 1940 Act, places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company. Specifically, the Section provides that:

It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate:
(i) More than three per centum of the total outstanding voting stock of the acquired company;
(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or
(iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.
Section 12(d)(1)(C) of the 1940 Act, similarly made applicable to BDCs by Section 60 of the 1940 Act, places limitations on the ability of an investment company to acquire the securities of a registered closed-end investment company. Specifically, the Section provides that:
It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.
The proposed Transaction may be viewed as violating the above provisions even though the Company will own shares of common stock of PYLD only as a necessary antecedent to executing the Transaction and there will be no third party investors in PYLD until after the closing of the Transaction, at which time the Company will no longer own any common stock of PYLD. The Transaction results in the Company, as a necessary antecedent to executing the transaction, owning greater than 3% of the voting stock of PYLD (i.e., owning 100% of such voting stock) and the value of the Company’s holdings of PYLD common stock possibly exceeding 5% of the Company’s assets. As of March 31, 2020, $100 million of PYLD common stock would represent approximately 1.9% of the Company’s assets. While there may be some change in the valuation of the Company relative to the PYLD common stock prior to the Transaction, it is anticipated that the Company will exceed the permissible limits of Section 12(d)(1)(A) with respect to PYLD as a result of taking the steps necessary to execute the Transaction. In addition, since the Company is a registered closed-end investment company that has elected to be regulated as a BDC, the Company could be viewed as violating Section 12(d)(1)(C) as a result of owning 100% of the voting stock of PYLD, which is a non-diversified closed-end investment company, prior to the distribution of the PYLD Common Shares to Company shareholders in connection with the consummation of the Transaction.
B.	Section 17(a) and Section 57(a)
Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company. Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company.2 Similarly, Section 57(a)(1) of the 1940 Act makes it unlawful, among other

2          As relevant here, Section 17(a) provides that:
(cont’d)

things, for certain affiliated persons of a BDC described in Section 57(b) of the 1940 Act (“Close Affiliates”) to sell any securities or other property to the BDC. Section 57(a)(2) of the 1940 Act makes it unlawful, among other things, for a Close Affiliate to purchase securities or other property from the BDC.3
Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person; . . .” Section 57(b)(2) of the 1940 Act provides that a person controlled by a BDC is a Close Affiliate.
Applicants are concerned that the Company may be viewed as an affiliated person of PYLD under Section 2(a)(3), and that PYLD may be viewed as a Close Affiliate of the Company under Section 57(b)(2), because the Company will own 100% of PYLD’s voting securities until the consummation of the Transaction. The Company may also be viewed as an affiliated person of PYLD, and PYLD may also be viewed as a Close Affiliate of the Company, to the extent that they may be deemed to be under the common control of the Adviser.
Applicants are also concerned that Section 17(a) and Section 57(a) may be considered to prohibit the Transaction if the above affiliations occur and the Applicants are not able to rely on an exemption. As a result, in the absence of an exemption under the rules adopted by the Commission under Section 17(a) and Section 57(a) or an exemptive order, Section 17(a)(1) and Sections 57(a)(1)-(2) might prohibit the Company’s sale to PYLD of a portion of the Company’s assets and PYLD’s sale to the Company of securities issued by PYLD.
C.	Section 17(d), Section 57(a)(4), Section 57(i) and Rule 17d-1
Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed

It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —
(1)  knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof;
(2)  knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .
[3]	As relevant here, Section 57(a) provides that:
It shall be unlawful for any person who is related to a business development company in a manner described in subsection (b) of this section, acting as principal—
(1)  knowingly to sell any security or other property to such business development company or to any company controlled by such business development company, unless such sale involves solely (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities;
(2)  knowingly to purchase from such business development company or from any company controlled by such business development company, any security or other property (except securities of which the seller is the issuer);. . .

to be acting jointly and as principal. Section 57(i) of the 1940 Act and Rule 17d-1 thereunder similarly prohibit transactions in which a BDC and any Close Affiliates may be deemed to be acting jointly and as principal.
Section 17(d) of the 1940 Act provides as follows:
It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.
Rule 17d-1 provides, among other things, as follows:
(a)  No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the 1940 Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.
Section 57(a) of the 1940 Act provides, among other things as follows:
It shall be unlawful for any person who is related to a business development company in a manner described in subsection (b) of this section, acting as principal . . .
(4)  knowingly to effect any transaction in which such business development company or a company controlled by such business development company is a joint or a joint and several participant with such affiliated person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such business development company or controlled company on a basis less advantageous than that of such affiliated person, except that nothing contained in this paragraph shall be deemed to preclude any person from acting as manager of any underwriting syndicate or other group in which such business development company or controlled company is a participant and receiving compensation therefor.
Section 57(i) of the 1940 Act provides:
Until the adoption by the Commission of rules or regulations under subsections (a) and (d) of this section, the rules and regulations of the Commission under subsections (a) and (d) of section 17 of [the 1940 Act] applicable to registered closed-end investment companies shall be deemed to apply to transactions subject to subsections (a) and (d) of this section.
The Commission has not adopted any rules under Section 57 of the 1940 Act governing participation by a BDC in transactions that are the subject to Section 57(a)(4) of the 1940 Act.

As explained above, PYLD may be viewed as a Close Affiliate of the Company, and the Company may be viewed as an affiliated person of PYLD. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.
IV.	Justification for the Requested Relief
Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.
A.	Section 12(d)(1)(A) and Section 12(d)(1)(C), as made applicable to BDCs by Section 60
Applicants are requesting an exemption pursuant to Section 12(d)(1)(J) and Section 60 of the 1940 Act from the provisions of Section 12(d)(1) and Section 12(d)(1)(C) of the 1940 Act, as described above. Section 12(d)(1)(J) provides that:
The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.
Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.
The Transaction is consistent with the public interest in that, as explained above in connection with the description of the proposal, it is intended to result in a benefit to the Company’s present common stockholders, as well as to future common stockholders of both the Company and PYLD.
In addition, the Transaction is consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’ concern that: “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.” H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970). Section 1(b)(2) of the 1940 Act declares it against the public interest when, among other things, investment companies are “organized, operated or managed, or their portfolio securities are selected, in the interest of...other investment companies...” Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. See also, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d. Sess. 311-324 (1966). Applicants submit, however, that none of these harms exist in the present situation.
There is no danger of control over PYLD by the Company or of a layering of costs to stockholders of the Company. Indeed, ownership of the Company’s CLO assets indirectly through PYLD as an antecedent to the distribution step of the Transaction will be no different to Company shareholders than if the Company owned these assets directly. The Transaction involves no layering of costs to stockholders, since PYLD will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Transaction. In these respects, the proposed Transaction is of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.
B.	Section 17(a) and Section 57(a)
Applicants are requesting an exemption pursuant to Section 17(b) and Section 57(c) of the 1940 Act from the provisions of Section 17(a) and Section 57(a) of the 1940 Act in order to permit Applicants to effect the Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:
(1)          the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)          the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and
(3)          the proposed transaction is consistent with the general purposes of the 1940 Act.
Similarly, Section 57(c) authorizes the Commission to issue such an exemptive order if three conditions are met:
(1)          the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the business development company or its shareholders or partners on the part of any person concerned;
(2)          the proposed transaction is consistent with the policy of the business development company as recited in the filings made by such company with the Commission under the Securities Act of 1933, its registration statement and reports filed under the Securities Exchange Act of 1934, and its reports to shareholders or partners; and
(3)          the proposed transaction is consistent with the general purposes of the 1940 Act.
Applicants submit that the Transaction satisfies the above conditions.
The terms of the Transaction, including the consideration to be paid and received, are fair and reasonable and involve no element of overreaching. The proposed contribution by the Company of certain of its assets to PYLD in exchange for PYLD Common Shares will be based on the fair value of such assets computed as of the close of trading on a business day to be selected by the Board of the Company (the “Valuation Date”), in the same manner as for purposes of the quarterly net asset valuation for the Company. The Transaction will occur after the close of trading on the Valuation Date. As noted above, it is anticipated that such assets will consist largely or exclusively of CLOs that are Subordinated Structured Notes. Similarly, PYLD Common Shares distributed by the Company in the Transaction will be valued based on the value of PYLD’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder. Thus, among other things, portfolio securities of the Company sold to PYLD will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith pursuant to valuation policies and procedures adopted by the Board. The Company undertakes that fair value will be determined by a majority of the Independent Directors of the Company. The operation of the valuation policies and procedures of PYLD with respect to the assets being contributed to PYLD will be identical to the operation of the valuation policies and procedures of the Company with respect to such securities. While the CLO market has recently experienced volatility, due in part to widespread downgrades to credit quality ratings of underlying loans, the Company and the Board believe that the valuation policies and procedures currently utilized by the Company and to be utilized by PYLD continue to be reasonably designed to fair value such securities and that continued use of such policies will not adversely impact the Company or PYLD in connection with the Transaction.
The Transaction will be consistent with the stated investment policies of the Company and PYLD as fully disclosed to shareholders of the Company and as will be disclosed to shareholders of PYLD. The distribution of PYLD Common Shares will not initially change the position of the Company’s shareholders with respect to the underlying investments they then own other than that such investments will simply be held through one non-diversified, closed-end management investment company that has elected to be regulated as a BDC and one non-diversified registered closed-end management investment company, rather than one non-diversified, closed-end management investment company that has elected to be regulated as a BDC. A Proxy Statement/Prospectus of the Company and PYLD will be used to solicit the approval of Company shareholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby. Such Proxy Statement/Prospectus will describe the investment objectives and policies of the Company and of PYLD, the management of PYLD, and other information pertinent to the Transaction. Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to the Company shareholders regarding PYLD. Moreover, the Company’s shareholders will have the opportunity to vote on the Transaction after having received all material disclosure concerning the Transaction.

As explained above, the Transaction is being proposed to benefit the Company and its shareholders. The Board, including a majority of the Independent Directors, has determined:4
(1)          that participation in the Transaction is in the best interests of the Company and PYLD, as applicable;
(2)          that the interests of the existing shareholders of the Company and PYLD, as applicable, will not be diluted as a result of its effecting the transactions; and
(3)          such findings, and the basis upon which the findings were made, will be recorded fully in the minute books of the Company and PYLD.
In making this determination, the Board considered the following factors: (i) the fees or expenses that will be borne directly or indirectly by the Fund in connection with the Transaction; (ii) the effect of the Transaction on annual Fund operating expenses and shareholder fees and services; (iii) changes in the Fund’s investment objectives, restrictions and policies that will result from the Transaction; (iv) direct and indirect federal income tax consequences of the Transaction to the Fund’s shareholders; (v) the potential benefits to the shareholders of the Fund as a result of the proposed Transaction; (vi) the terms and conditions of the proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the shareholders of the Fund; (viii) whether shareholders of the Fund will have the same shareholder services or gain the benefit of additional shareholder services, or whether existing services will be scaled back or eliminated as a result of the Transaction; (ix) anticipated asset levels of the Fund and future prospects of the Fund; (x) the identity of the portfolio managers of the Fund; (xi) alternatives to the Transaction, such as conducting an underwritten initial public offering for a new fund similar to PYLD and (xii) the impact of the financial crisis caused by COVID-19 on financial markets in general and on the market for CLO securities in particular.
C.	Section 17(d), Section 57(a)(4), Section 57(i) and Rule 17d-1
Applicants request that an order be issued pursuant to Section 17(d) and Section 57(i) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”
The Board has determined that the Transaction meets the standards for an order pursuant to Rule 17d-1 for the same reasons discussed above with respect to the request for exemption from Section 17(a) and Section 57(a). The Transaction has been proposed in order to benefit the shareholders of the Company as well as PYLD. In addition, neither the Adviser nor any other affiliated person of the Company or PYLD will receive additional fees solely as a result of the Transaction. In fact, the fee indirectly payable to the Adviser by shareholders of PYLD will not permit the Adviser to earn an incentive fee on capital gains. In addition, by creating PYLD through the Transaction, the Company is effectively enabling holders of Company Common Shares to receive securities without the costs associated with a public offering and to monetize their interest in a portion of the Company’s assets if they so choose. Thus, the participation by the Company and PYLD in the Transaction is on a basis no less advantageous than that of the Adviser.
The costs of organizing PYLD and effecting the distribution of PYLD Common Shares to holders of Company Common Shares, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by the Company. The costs incurred in connection with this Application will be borne by the Company since the identical shareholders own both funds. Under such arrangement, the PYLD Common Shares will have the same net asset value as the amount of the distribution to the holders of Company

[4]
The Company is currently the sole member of PYLD and the Board has made these findings in respect of both the Company and PYLD. Prior to the filing of the Proxy/Prospectus related to the Transaction, PYLD will establish a board of directors in accordance with the requirements of the 1940 Act, and that board will make these findings as a condition of approving the form and filing of such Proxy/Prospectus.

Common Shares rather than a net asset value less than that amount, while absorption of such costs by the Company will have an immaterial impact relative to the net asset value of the Company. The Board intends to list the PYLD Common Shares on a national securities exchange.
Finally, the Transaction will not place any of the Company, PYLD, or existing shareholders of the Company in a position less advantageous than that of any other person. The Company’s assets transferred to PYLD (and the PYLD Common Shares received in return) will be based on their fair value as computed on the day of the transfer in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board. The PYLD Common Shares will be distributed as a dividend to holders of Company Common Shares on the same basis, leaving such shareholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.5
V.	Applicable Precedent
The Commission granted relief similar to that described in this application to NexPoint Credit Strategies Fund (“NHF”), NexPoint Residential Trust, Inc. (“NXRT REIT”) and Freedom REIT, LLC (“Freedom REIT”) (each, a “NexPoint Fund” and, collectively, the “NexPoint Funds”), NexPoint Residential Trust Operating Partnership, L.P. (“NXRT OP”), Nexpoint Residential Merger Company LLC (“NXRT LLC”), and NexPoint Advisors, L.P. (“NHF Adviser”) and NexPoint Real Estate Advisors, L.P. (“NXRT Adviser”) (each a “NexPoint Adviser” and together the “NexPoint Advisers”) (collectively, the “NexPoint Applicants”). The NexPoint Applicants as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions (the “NexPoint Application”).
Pursuant to the NexPoint Application, NHF intended to consummate a spin-off transaction by (a) causing its wholly owned subsidiary, Freedom REIT, to contribute a portion of its assets to NXRT LLC, of which Freedom REIT was the sole member; (b) causing Freedom REIT to distribute all of the membership interests of NXRT LLC to NHF; (c) causing NXRT LLC to merge with NXRT OP, a direct subsidiary of NXRT REIT; and (d) distributing shares of NXRT REIT common stock to holders of NHF common shares on a pro rata basis.
The Commission granted relief similar to that described in this application to Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Value Trust”, and together with Value Trust, the “Royce Funds”), and Royce & Associates, LLC (the “Royce Adviser”).   Value Trust, Global Value Trust and Royce Adviser as joint applicants obtained an order under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act, under Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions (the “Royce Application”).
Pursuant to the Royce Application, Value Trust intended to consummate a spin-off transaction by first contributing approximately $100 million of the net assets of Value Trust to Global Value Trust in exchange for common shares of Global Value Trust, of which Value Trust owned 100% of the voting securities, and then distributing shares of Global Value Trust to the stockholders of Value Trust.  Both Value Trust and Global Value Trust had as their primary investment objective long-term growth of capital.
Similar to the Transaction, the stated purpose of the transaction contemplated by the Royce Application was to provide Value Trust’s common stockholders with the opportunity to participate more directly in a specific investment opportunity; in the Royce application, it was the opportunity for capital growth and, in the Transaction, it is the opportunity for current income.  Further, similar to the Company and PYLD, Value Trust and Global Value Trust have a common investment adviser. Additionally, as in the Royce Application, because the Company’s

[5]
It is not anticipated that the valuation procedures to be adopted by PYLD will differ from those adopted by the Company. The assets under consideration for transfer by the Company to PYLD would be valued in the same manner under either procedure.

ownership of PYLD will exist as a necessary antecedent to the spin-off transaction, there is no danger of control by one fund over another fund or the layering of costs to stockholders.
The Commission granted relief similar to that contemplated in this application to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on four separate occasions.6  On June 23, 2014, The Gabelli Dividend & Income Trust (“Dividend Trust”) effected a spin-off transaction by first contributing approximately $100 million of the net assets of Dividend Trust to The Gabelli Global Small and Mid Cap Value Trust (“Global Trust”) in exchange for common shares of Global Trust, of which Dividend Trust owned 100% of the voting securities prior to the consummation of the transaction and then distributing the shares of Global Trust to stockholders of Dividend Trust.  Both Dividend Trust and Global Trust were diversified closed end management investment companies; however, Dividend Trust’s investment objective is to provide a high level of total return on its assets with an emphasis on dividends and income, whereas the investment objective of Global Trust is long-term capital growth.
Dividend Trust, Global Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.  Identical relief was sought and obtained in connection with the three earlier Gabelli Funds transactions.
None of the four Gabelli Funds transactions requested an exemption from Section 12(d)(1) of the 1940 Act pursuant to Section 12(d)(1)(J), because each Gabelli Funds transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994 from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1)(A) if the Equity Trust proceeded with the transaction described therein (the “Gabelli Letter”).
VI.	Procedural Matters
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3406
Sean Dailey
Russell Wininger
Prospect Administration LLC
10 East 40th Street, 42nd Floor
New York, New York 10016

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

[6]
See Investment Company Act Release No. 20431 (July 28, 1994) (notice) and Investment Company Act Release No. 20502 (August 25, 1994) (order); Investment Company Act Release No. 23808 (April 23, 1999 (notice) and Investment Company Act Release No. 23840 (May 14, 1999) (order); Investment Company Act Release No. 27808 (April 30, 2007) (notice) and Investment Company Act Release No. 27823 (May 22, 2007) (order); and Investment Company Act Release No. 30908 (February 6, 2014) (notice) and Investment Company Act Release No. 30970 (February 28, 2014) (order). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.
The verifications required by Rule 0-2(d) are attached to this Application as Exhibits A-1, A-2 and A-3 and the authorizations required by Rule 0-2(c) are attached hereto as Exhibits B-1 and B-2.

VII.	Conclusion
On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 12(d)(1)(J) and Section 60 of the 1940 Act granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) and Section 57(c) of the 1940 Act granting an exemption from Section 17(a) and Section 57(a) of the 1940 Act, and pursuant to Section 17(d) and Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Sections 17(b), 17(d) and 57(c) of the 1940 Act and Rule 17d-1 thereunder.
Dated: August 7, 2020

PROSPECT CAPITAL CORPORATION

By:	/s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Operating Officer

PROSPECT YIELD CORPORATION, LLC

By:	/s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chief Operating Officer

PROSPECT CAPITAL MANAGEMENT L.P.

By:	/s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Authorized Signatory

Exhibit A-1
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Prospect Capital Corporation, that he is the President and Chief Operating Officer of such entity and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ M. Grier Eliasek
M. Grier Eliasek

Exhibit A-2
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Prospect Yield Corporation, LLC, that he is the Chief Operating Officer of such entity and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ M. Grier Eliasek
M. Grier Eliasek

Exhibit A-3

VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Prospect Capital Management L.P., that he is an Authorized Person of such entity and that all actions by members, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ M. Grier Eliasek
M. Grier Eliasek

Exhibit B-1
Resolutions of the Board of Directors of
PROSPECT CAPITAL CORPORATION
RESOLVED, that the proper officers of Prospect Capital Corporation (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 12(d)(1)(J) and Section 60 of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) and Section 57(c) of the 1940 Act granting an exemption from Section 17(a) and Section 57(a) thereof and pursuant to Section 17(d) and Section 57(i) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute a portion of its assets to Prospect Yield Corporation, LLC (“PYLD”) and subsequently distribute all the shares of PYLD as a dividend to the Fund’s shareholders; and be it further
RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

Exhibit B-2
Resolutions of the Sole Member of
PROSPECT YIELD CORPORATION, LLC
RESOLVED, that the proper officers of Prospect Yield Corporation, LLC (the “Fund”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 12(d)(1)(J) and Section 60 of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) and Section 57(c) of the 1940 Act granting an exemption from Section 17(a) and Section 57(a) thereof and pursuant to Section 17(d) and Section 57(i) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit Prospect Capital Corporation (the “Company”) to contribute a portion of its assets to the Fund and subsequently distribute all the shares of beneficial interest of the Fund as a dividend to the Company’s shareholders; and be it further
RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.